

October 3, 2013

<u>Via E-mail</u>
Mark Casale
President and Chief Executive Officer
Essent Group Ltd.
Clarendon House
2 Church Street
Hamilton HM 11 Bermuda

    Re: Essent Group Ltd.
           Amendment No. 1 to Registration Statement on Form S-1
           Filed September 26, 2013
           File No. 333-191193

Dear Mr. Casale:

      We have reviewed your registration statement and have the following comment.

      Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

<u>Security Ownership of Certain Beneficial Owners, Management and Selling Shareholders, page 162</u>

1. Please revise the table on page 162 to include the shares held by PBRA (Cayman) Company and its affiliates as also held by each of Mr. Spiegel and Mr. Glanville; the shares held by Commonwealth Annuity and Life Reinsurance Company Limited as also held by Mr. Levine; the shares held by PPF Holdings II as also held by Mr. Turnbull; the shares held by RenaissanceRe Ventures Ltd. as also held by Mr. Dutt; and the shares held by Valorina LLC as also held by Mr. Tandon. Please also include these shares in the total aggregate shares of all executive officers and directors as a group.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Ibolya Ignat at (202) 551-3656 or Mark Brunhofer at (202) 551-3638 if you have questions regarding comments on the financial statements and related matters. Please contact Matthew Jones at (202) 551-3786, John Krug at (202) 551-3862 or me at (202) 551-3715 with any other questions.

Sincerely,

/s/ Daniel Greenspan for

Jeffrey P. Riedler
Assistant Director

cc: Michael Groll, Esquire
        Willkie Farr & Gallagher LLP
        787 Seventh Avenue
        New York, New York 10019